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Exhibit 99.4

        Imperial Tobacco Group PLC is pleased to announce that it expects to announce its interim results for the financial year ending 30 September 2004 on Wednesday 28 April 2004. The interim dividend will be paid on 6 August 2004 to shareholders on the register at 9 July 2004.

        It is intended that the full year results for the period ending 30 September 2004 will be announced on Monday 8 November 2004.

Trevor Williams
Assistant Company Secretary

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  Exhibit 99.4